UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

ADOLOR CORPORATION

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE,

WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $7.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

00724X102

(CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

JOHN M. LIMONGELLI

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

ADOLOR CORPORATION

700 PENNSYLVANIA DRIVE

EXTON, PENNSYLVANIA 19341

484-595-1500

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

PRAN JHA

SIDLEY AUSTIN LLP

ONE SOUTH DEARBORN

CHICAGO, ILLINOIS 60603

312-853-7000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$438,130	$24.45

*                      Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 984,604 shares of common stock of Adolor Corporation having an aggregate value of approximately $438,130 as of July 17, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model.

**               The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on July 22, 2009.

☐                 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Filing party:	Not applicable
Form or Registration No.:	Not applicable
Date Filed:	Not applicable

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1

☒     issuer tender offer subject to Rule 13e-4

☐      going private transaction subject to Rule 13e-3

☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13d-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 22, 2009 by Adolor Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by the Company to all of its employees other than executive officers and members of the Board of Directors to exchange options to purchase shares of its common stock, par value $0.0001 per share, issued and outstanding under the Amended and Restated 1994 Equity Compensation Plan and the Amended and Restated 2003 Stock-Based Incentive Compensation Plan (the “Plans”) that were issued more than 24 months prior to the commencement of the Offer and with exercise prices equal to or greater than $7.00 per share (the “Eligible Options”) for replacement options issued under the Plans representing the right to purchase fewer shares at an exercise price equal to the closing price of Adolor common stock on the NASDAQ Global Market on the date of exchange (the “Replacement Options”) on the terms and conditions set forth in the Offering Memorandum dated July 22, 2009 (the “Offering Memorandum”).

The information in the Offering Memorandum, a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made for the purpose of reporting the results of the Offer.

Item 4.         Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the following:

The Offer expired at 5:00 p.m. EDT on Wednesday, August 19, 2009.  Pursuant to the Offer, the Company accepted for exchange options to purchase an aggregate of 367,413 shares of its common stock, representing approximately 37.3% of the 984,604 shares underlying the Eligible Options.  In accordance with the terms and conditions of the Offer, on August 20, 2009, the Company granted Replacement Options to purchase 37,590 shares of common stock with an exercise price of $1.57 per share in exchange for such tendered Eligible Options.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2009

ADOLOR CORPORATION

By:	/S/ JOHN M. LIMONGELLI
John M. Limongelli
Senior Vice President, General Counsel and Secretary

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